September 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Pamela A. Long, Esq.

Re:                               Microfield Group, Inc.
Registration Statement on Form S-1 filed July 21, 2006
File No. 333-135953

Dear Ms. Long:

This letter sets forth the responses of Microfield Group, Inc., an Oregon corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2006 concerning the Company’s Registration Statement on Form S-1 (File No. 333-135953) filed with the Commission on July 21, 2006 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated August 14, 2006.  References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to Form S-1 which is being filed herewith  For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

General

1.               Please update your financial statements and the related information throughout your prospectus to your second fiscal quarter.

In Amendment No. 1 to Form S-1 we have updated our financial statements and the related information throughout the prospectus with respect to our second fiscal quarter.

Cover Page of Registration Statement

2.              We note that you state that your SIC code number is 4911.  It appears from our records that your SIC code number is 1731.  Please ensure that all future filings are filed under the correct SIC code number.

On Amendment No. 1 to Form S-1 we have changed the SIC code number to 1731.  All future filings will be filed under the correct SIC code number.

Prospectus Summary, page 1

Recent Developments, page 3

3.         Please describe in greater detail the private placement transaction, including the material terms of the registration rights agreement and the warrants.  Please also clarify that the registered shares were issued in the private placement.

On page 3 of Amendment No. 1 to Form S-1 we have described in greater detail the private placement transaction and clarified that the registered shares were issued in the private placement.

Very truly yours,

/s/ Jeffrey J. Fessler